**SUPPLEMENT Dated May 4, 2009**
**To The Current Prospectus**

**ING GoldenSelect DVA**

**Issued By ING USA Annuity and Life Insurance Company**
**Through Its Separate Account B**

> *This supplement updates the prospectus, **effective May 1, 2009**. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

The following investment portfolios are now available under your Contract:

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Investors Trust** | | |
| **ING Russell™ Large Cap Value Index Portfolio** (Class S) | **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index. |
| **ING Russell™ Mid Cap Growth Index Portfolio** (Class S) | **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index. |

The following is added to the prospectus to reflect changes in Fund names:

| List of Fund Name Changes | |
|---|---|
| *Former Fund Name* | *Current Fund Name* |
| ING Julius Baer Foreign Portfolio | ING Artio Foreign Portfolio |
| ING BlackRock Global Science and Technology Portfolio | ING BlackRock Science and Technology Opportunities Portfolio |
| ING Global Real Estate Portfolio | ING Clarion Global Real Estate Portfolio |
| ING Columbia Small Cap Value II Portfolio | ING Columbia Small Cap Value Portfolio |
| ING VP Growth and Income Portfolio | ING Growth and Income Portfolio |
| ING VP Intermediate Bond Portfolio | ING Intermediate Bond Portfolio |
| ING VP MidCap Opportunities Portfolio | ING MidCap Opportunities Portfolio |
| ING PIMCO Core Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING VP Small Company Portfolio | ING Small Company Portfolio |
| ING Lehman Brothers U.S. Aggregate Bond Index Portfolio | ING U.S. Bond Index Portfolio |

The following fund name changes apply to the investment portfolios that are currently closed to new investments:

| List of Fund Name Changes | |
|---|---|
| *Former Fund Name* | *Current Fund Name* |
| ING Van Kampen Real Estate Portfolio | ING Clarion Real Estate Portfolio |
| ING Legg Mason Value Portfolio | ING Growth and Income Portfolio II |
| ING VP Index Plus International Equity Portfolio | ING Index Plus International Equity Portfolio |
| ING VP Index Plus LargeCap Portfolio | ING Index Plus LargeCap Portfolio |
| ING VP Index Plus MidCap Portfolio | ING Index Plus MidCap Portfolio |
| ING VP Index Plus SmallCap Portfolio | ING Index Plus SmallCap Portfolio |
| ING Opportunistic Large Cap Value Portfolio | ING Opportunistic Large Cap Portfolio |
| ING VP SmallCap Opportunities Portfolio | ING SmallCap Opportunities Portfolio |

*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

# NOTICE OF REORGANIZATIONS

Effective after the close of business <u>on or about July 17, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolios | Surviving Portfolios |
|---|---|
| ING JPMorgan Value Opportunities Portfolio | ING Russell[TM] Large Cap Value Index Portfolio |
| ING Neuberger Berman Partners Portfolio ING Oppenheimer Main Street Portfolio[®] | ING Russell[TM] Large Cap Index Portfolio |
| ING Van Kampen Capital Growth Portfolio | ING Russell[TM] Large Cap Growth Index Portfolio |

Effective after the close of business <u>on or about August 7, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolios | Surviving Portfolios |
|---|---|
| ING AllianceBernstein Mid Cap Growth Portfolio | ING Russell[TM] Mid Cap Growth Index Portfolio |
| ING Growth and Income Portfolio II | ING Growth and Income Portfolio |
| ING Index Plus International Equity Portfolio | ING International Index Portfolio |
| ING Opportunistic Large Cap Growth Portfolio | ING Opportunistic Large Cap Portfolio |

## Information Regarding Reorganizations:

These reorganizations will be administered pursuant to agreements, which either have been approved, or are subject to approval, by the boards of trustees of the Disappearing Portfolios. The reorganization agreements will also be subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about the relevant date noted above, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted.

# SUPPLEMENT Dated May 4, 2009
## To The Current Prospectus

### ING GoldenSelect DVA Series 100
### ING GoldenSelect Galaxy Premium Plus

### Issued By ING USA Annuity and Life Insurance Company
### Through Its Separate Account B

---

*This supplement updates the prospectus, **effective May 1, 2009**. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

---

The following investment portfolios are now available under your Contract:

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Investors Trust** | | |
| **ING Russell™ Large Cap Index Portfolio** (Class S) | **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index. |
| **ING Russell™ Mid Cap Growth Index Portfolio** (Class S) | **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co. | Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index. |

The following is added to the prospectus to reflect changes in Fund names:

| List of Fund Name Changes | |
|---|---|
| *Former Fund Name* | *Current Fund Name* |
| ING Julius Baer Foreign Portfolio | ING Artio Foreign Portfolio |
| ING BlackRock Global Science and Technology Portfolio | ING BlackRock Science and Technology Opportunities Portfolio |
| ING Van Kampen Real Estate Portfolio | ING Clarion Real Estate Portfolio |
| ING VP Growth and Income Portfolio | ING Growth and Income Portfolio |
| ING Legg Mason Value Portfolio | ING Growth and Income Portfolio II |
| ING VP Index Plus LargeCap Portfolio | ING Index Plus LargeCap Portfolio |
| ING VP Intermediate Bond Portfolio | ING Intermediate Bond Portfolio |
| ING VP MidCap Opportunities Portfolio | ING MidCap Opportunities Portfolio |
| ING PIMCO Core Bond Portfolio | ING PIMCO Total Return Bond Portfolio |
| ING Lehman Brothers U.S. Aggregate Bond Index Portfolio | ING U.S. Bond Index Portfolio |

The following fund name changes apply to the investment portfolios that are currently closed to new investments:

| List of Fund Name Changes | |
|---|---|
| ING Opportunistic Large Cap Value Portfolio | ING Opportunistic Large Cap Portfolio |
| ING VP SmallCap Opportunities Portfolio | ING SmallCap Opportunities Portfolio |

**ING GoldenSelect DVA Series 100
ING GoldenSelect Galaxy Premium Plus**

**Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B**

*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

# NOTICE OF REORGANIZATIONS

Effective after the close of business <u>on or about July 17, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolios | Surviving Portfolios |
|---|---|
| ING Neuberger Berman Partners Portfolio<br>ING Oppenheimer Main Street Portfolio® | ING Russell™ Large Cap Index Portfolio |
| ING Van Kampen Capital Growth Portfolio | ING Russell™ Large Cap Growth Index Portfolio |

Effective after the close of business <u>on or about August 7, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

| Disappearing Portfolios | Surviving Portfolios |
|---|---|
| ING AllianceBernstein Mid Cap Growth Portfolio | ING Russell™ Mid Cap Growth Index Portfolio |
| ING Growth and Income Portfolio II | ING Growth and Income Portfolio |
| ING Opportunistic Large Cap Growth Portfolio | ING Opportunistic Large Cap Portfolio |

## Information Regarding Reorganizations:

These reorganizations will be administered pursuant to agreements, which either have been approved, or are subject to approval, by the boards of trustees of the Disappearing Portfolios. The reorganization agreements will also be subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about the relevant date noted above, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-366-0066.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted.